SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

Salisbury Bancorp, Inc.

(Name of Issuer)

Common Stock $0.10 Par Value

(Title of Class of Securities)

795226109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 795226109		13G

1.	Name of Reporting Persons Andrew T. Dwyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 69,151

	6.	Shared Voting Power: 14,750

	7.	Sole Dispositive Power: 69,151

	8.	Shared Dispositive Power: 14,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,901

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.968%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:
Salisbury Bancorp, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
5 Bissell Street Lakeville, CT 06039

Item 2(a)	Name of Person Filing:
Andrew T. Dwyer
Item 2(b)	Address of Principal Business Office or, if none, Residence:
c/o Airlie Group 115 East Putnam Avenue Greenwich, CT 06830
Item 2(c)	Citizenship:
United States
Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.10 per share
Item 2(e)	CUSIP Number:
795226109

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

See Rows 5 through 9 and 11 on page 2.

Of the 83,901 shares of common stock of Salisbury Bancorp, Inc. reported as beneficially owned by Andrew T. Dwyer in this Schedule 13G, (i) 5,923 shares are owned by Cinanelle, LLC, of which Mr. Dwyer is the sole Manager, (ii) 54,028 shares are owned by UBS, as custodian under IRA fbo Andrew T. Dwyer (the “IRA”), (iii) 8,900 shares are owned by UBS, as custodian under SEP fbo Andrew T. Dwyer (the “SEP”), and (iv) 14,750 are owned by Cynthia Dwyer, Mr. Dwyer’s wife.  Mr. Dwyer disclaims beneficial ownership of the 14,750 shares held by his wife. Mr. Dwyer possesses sole voting and dispositive control over the shares of Salisbury Bancorp, Inc. common stock held by Cinanelle, LLC, the IRA and the SEP.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A

Item 8	Identification and Classification of Members of the Group:
N/A

Item 9	Notice of Dissolution of Group:
N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2012
Date
/s/ ANDREW T. DWYER
Andrew T. Dwyer